EX- 99.(A)(5)
FOR IMMEDIATE RELEASE
THE MEXICO EQUITY AND INCOME FUND ANNOUNCES
IN-KIND REPURCHASE OFFER FOR PREFERRED SHARES AND EARNINGS FOR
THE THREE MONTHS ENDED OCTOBER 31, 2008.
November 24, 2008 — The Mexico Equity and Income Fund, Inc. (NYSE: MXE) (the “Fund”) announced today that it will offer to repurchase from holders of the Fund’s preferred stock (“Preferred Stockholders”) up to 25% of the Fund’s issued and outstanding shares of preferred stock in exchange for portfolio securities of the Fund valued at 99% of the Fund’s per share net asset value at the close of business on the expiration date of the repurchase offer (the “Offer”). The expiration date of the Offer is December 26, 2008 at 5:00 P.M., New York City time (the “Expiration Date”), unless extended. The Fund intends to announce preliminary results of the Offer prior to the opening for trading on the day following the Expiration Date and to make delivery of the applicable portfolio securities as promptly as possible.
Preferred Stockholders desiring to participate in the Offer must comply with the terms of the Offer which includes establishment or availability of a brokerage or custodial account in Mexico, submission of information regarding the account and submission of information necessary for tax purposes. The Offer will generally be a taxable transaction for participating Preferred Stockholders.
The Fund has received an order from the SEC permitting any holder of voting securities of the Fund, who may be deemed an “affiliated person” of the Fund within the meaning of Section 2(a)(3) of the 1940 Act solely as a consequence of such stockholder’s ownership of 5% or more of the outstanding voting securities of the Fund to participate in this Offer and future in-kind tender offers.
The Fund anticipates that the next such repurchase offer will commence in the second quarter of 2009 unless the Fund obtains the regulatory approvals necessary to issue Put Warrants to all stockholders in which case, as previously announced, each share of preferred stock will convert to a share of common stock on a one-for-one basis.
The terms and conditions of the Offer are set forth in the Fund’s Offer to Repurchase dated November 24, 2008 and the related Letter of Transmittal.
This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of the Fund. The Offer is made only by the Offer to Repurchase and the related Letter of Transmittal. Holders of Fund preferred shares are urged to read these documents carefully because they contain important information. These and other filed documents will be available to investors free of charge both at www.sec.gov and from the Fund. The Offer is not being made to, nor will submissions be accepted from, or on behalf of, holders of preferred shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.
Participating stockholders are reminded in the Offer to Repurchase and the related Letter of Transmittal that certain Mexican securities brokers or custodians might choose not to accept repurchase offer proceeds (portfolio securities of the Fund) on behalf of participating stockholder clients or might delay acceptance of proceeds until certain additional instructions and confirmations required by such Mexican securities brokers or custodians were received. Participating stockholders are advised to consult with their Mexican securities broker or custodian and to submit any additional instructions or confirmations before the Expiration Date or as quickly as possible thereafter to avoid any delay in payment. In order to transfer all of the repurchase offer proceeds on the Expiration Date, the Fund has established a segregated account with the Fund’s sub-custodian to hold the repurchase offer proceeds for the benefit of the participating stockholders who had not submitted any additional instructions or confirmations sought by their Mexican securities broker or custodian. The proceeds for each such stockholder will be held in this segregated custodial account until his or her Mexican securities broker or custodian notifies the Fund that the required documentation has been received and that the repurchase offer proceeds will be accepted for their participating stockholder customer. At this point, the Fund will transfer the proceeds for that stockholder to his or her Mexican securities broker or custodian, for the account of the stockholder.
The Fund is neither responsible nor liable in any manner for any delay participating stockholders may experience (as well as any possible fluctuations in the value of the proceeds) in the receipt of their repurchase offer proceeds as a result of these additional requirements imposed by certain Mexican securities brokers or custodians. Participating stockholders whose shares were accepted for repurchase by the Fund and who are affected by this additional documentation requirement are urged to confirm with their Mexican securities broker or custodian the receipt of their repurchase offer proceeds.
On October 31, 2008, total net assets of the Fund were $66,328,032 and the net asset value (“NAV”) for common and preferred stock was $14.75 per share, based on 3,694,288 and 804,001 shares outstanding, respectively. The Fund’s common stock closed at $12.80 per share and its preferred stock closed at $11.93 per share on the New York Stock Exchange on October 31, 2008.
For the three month period ended October 31, 2008, the Fund’s net realized and unrealized losses totaled $61,803,574 and the Fund’s net investment income was $129,190.
On October 31, 2008, the Fund’s investments in securities of Mexican companies totaled $64,916,387 (or 97.9% of the Fund’s net assets), while cash and cash equivalents (including foreign currency) totaled $263,488 (or 0.4% of the Fund’s net assets). Other assets in excess of liabilities totaled $1,148,157 (or 1.73% of the Fund’s net assets). Additional information regarding the Fund’s investments may be obtained by calling the Fund’s Administrator at (414) 765-4255.
As of October 31, 2008, the Fund’s 10 largest common stock investments represented 64.2% of the Fund’s net assets and are listed below in descending order:

1 Grupe, S.A. de C.V.	10.4%
2 Promotora y Operadora de Infraestructura, S.A. de C.V.	9.2%
3 America Movil, S.A. de C.V. — Class L	8.0%
4 Grupo Mexico, S.A. — Series B	7.2%
5 Empresas ICA Sociedad Conroladora, S.A. de C.V.	5.2%
6 Urbi, Desarrollos Urbanos, S.A. de C.V.	5.1%
7 Desarrolladora Homex, S.A. de C.V.	5.1%
8 Grupo Mexicano de Desarrollo, S.A.	5.0%
9 Wal-Mart de Mexico, S.A. de C.V. — Class V	4.8%
10 Fomento Economico Mexicano, S.A. de C.V.	4.2%
The Fund is a closed-end management investment company that seeks high total return through capital appreciation and current income by investing primarily in equity and convertible debt securities issued by Mexican companies and debt securities of Mexican issuers. Pichardo Asset Management, S.A. de C.V. is the investment adviser to the Fund. The Fund’s common and preferred stocks are traded on the New York Stock Exchange under the trading symbol “MXE” and “MXEPR”, respectively.
Periodically updated information on the Fund can be obtained by calling the Fund’s dedicated telephone line or by visiting the Fund’s website at www.mxefund.com. Information includes a recorded update providing the Fund’s net asset value. The Fund’s toll free number is (866) 700-6104. Inquiries regarding change of address, transfer of shares, lost certificates, and non-receipt of dividend checks or reinvestment statements should be directed to Computershare Investor Services, P.O. Box A35014, Chicago, IL 60690-3504; (888) 294-8217.
CONTACT: U.S. Bancorp Fund Services, LLC – John Buckel (414) 765-4255